British Columbia Securities Commission
QUARTERLY REPORT
FORM 51-901F

NAME OF ISSUER		FOR QUARTER ENDED		DATE OF REPORT

Avino Silver & Gold Mines Ltd		October 31, 2002		November 12, 2002

ISSUER ADDRESS:

Suite 400, 455 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

Vancouver,	B.C.	V6C 1T1	(604) 682-3600	(604) 682-3701

CONTACT PERSON		CONTACT’S POSITION		CONTACT TELEPHONE NO.

Andrea Regnier		Accountant		(604) 682-3701

E-MAIL:			WEBSITE:

dawnpacific@telus.net			N/A

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE	DATE SIGNED

Signed:	02/12/11

“LOUIS WOLFIN”

DIRECTOR’S SIGNATURE	DATE SIGNED

Signed:	02/12/11

“ERNEST CALVERT”

AVINO SILVER & GOLD MINES LTD.
Balance Sheet
(Unaudited — Prepared by Management)

ASSETS	October 31,	January 31,
	2002	2002
	$	$
Current assets
Cash	8,455	1,317
Accounts receivable and prepaid expense	7,583	8,242
Due from related parties (Note 6b)	35,059	35,059

	51,097	44,618
Due from Bralorne-Pioneer Gold Mines Ltd.	82,618	129,922
Mineral property (Note 4)	2,840	1,600,000
Investment in Mexican affiliate	1	1
Investment in related companies	427,084	427,084
Other assets	37,843	37,843

	601,483	2,239,468

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	22,294	71,618
Due to related parties (Note 6c)	349,373	331,812

	371,667	403,430
Debentures payable (Note 5)	—	1,629,171

	371,667	2,032,601

SHAREHOLDERS’ EQUITY
Capital stock (Note 4)	13,081,787	12,931,787
Contributed surplus (Note 4)	207,567	184,967
Deficit	(12,957,669)	(12,808,018)

	331,685	308,736

Deduct: 14,180 shares held for future disposition-at cost	(101,869)	(101,869)

	229,816	206,867

	601,483	2,239,468

On Behalf of the Board

Signed:
“Louis Wolfin”
     Director

“Ernest Calvert”
     Director

AVINO SILVER & GOLD MINES LTD.
Statement of Operations and Deficit
(Unaudited — Prepared by Management)

	3 months				9 months
	October 31,				October 31,
	2002		2001		2002		2001
	$		$		$		$

Expenses:
Amortization of deferred exchange loss		—		23,692		—		47,022
Audit and accounting fees		2,450		201		2,450		937
Auto expense		674		—		674
Compensation expense		22,600				22,600
Interest expense		—		45,501		51,988		78,453
Foreign exchange		—		(19,498)		—		(4,259)
Shareholder communications and investor relations		2,492		42		4,745		1,308
Legal fees		471		1,633		471		2,258
Listing and filing fees		50		920		3,723		1,878
Management fees		7,500		7,500		22,500		22,500
Miscellaneous property investigation		2,840				2,840
Office and administration		11,447		12,850		23,505		27,610
Salaries and benefits		6,085		3,585		6,085		10,864
Travel and accommodation		2,278		(1,545)		2,278		—
Transfer agent		4,626		2,560		8,798		5,378
		(63,513)		(77,441)		(152,657)		(194,167)
Less: interest income		78		153		166		(1,690_
Loss before the following		(63,435)		(77,288)		(152,491)		(192,477)
Equity in loss of affiliate		—		(53,475)		—		(531,814)
Loss for the period		(63,435)		(130,763)		(152,491)		(724,291)
Deficit, beginning of period		(12,897,074)		(10,110,964)		(12,808,018)		(9,517,436)
Deficit, end of period		(12,960,509)		(10,241,727)		(12,960,509)		(10,241,727)
Loss per share		$(0.01)		$(0.01)		$(0.03)		$(0.15)

AVINO SILVER & GOLD MINES LTD.
Statement of Cash Flows
(Unaudited — Prepared by Management)

	3 months			9 months
	October 31,			October 31,
	2002		2001	2002		2001
	$		$	$		$
CASH PROVIDE BY (USED IN)

Operating Activities:
Loss for the period		(63,435)	(130,763)		(152,491)		(724,291)
Items not requiring Cash:
Equity loss (income) of affiliate		-	53,475		-		531,814
Amortization of deferred foreign exchange		-	14,663		-		24,605
Finance expense		-	(45,501)		-		(74,453)
Compensation expense		22,600			22,600
Interest expense on debentures payable		-	45,501		51,988		78,453
Accrued interest		-	-
		(37,995)	(62,625)		(77,903)		(167,872)
Changes in non-cash working capital
Items:
Amounts receivable and prepaids		1,636	(50,404)		659		(75,364)
Accounts payable and accrued liabilities		(11,900)	304,719		(49,324)		336,492
		(48,349)	191,690		(126,568)		93,256

Financing activities:
Issue of capital sotck for cash		45,000	-		150,000		-
Due to Bralorne Pioneer Gold Mines		-	-		44,530		-
Due to related parties		2,810	(173,482)		17,560		(78,697)
Debentures payable		-	-		(1,681,159)		-
		47,810	(173,482)		(1,469,069)		(78,697)

Investing Activities:
Mineral property interests		-	(32,973)		1,602,775		(48,198)
Deferred foreign exchange loss		-	9,029		-		22,416
Term deposits		-	-		-		6,075
		-	(23,944)		1,602,775		(19,707)
Increase (decrease) in cash		(3,379)	(5,736)		7,138		(5,148)
Cash, beginning of period		11,834	5,148		1,317		6,267
Cash, end of period		8,455	1,119		8,455		1,119
Supplemental cash flow information

Non-cash financing and investing activities:
Shares issued in settlement of accounts payable				(336,589)			(336,589)

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
October 31, 2002

1. Basis of Presentation

These unaudited financial statement have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited Financial Statements should be read in conjunction with the Audited Financial Statements and Notes thereto for the fiscal year ended January 31, 2002.

2. Comparative Figures

Certain of the prior years comparative figures have been reclassified to conform to the Presentation adopted for the current year.

3. Mineral Properties

Exploration and development expenditures incurred during the period are as follows:

October 31, 2002
Balance, beginning of period	1,600,000
Bralorne property
Mine power	877
Mine office	193
Mine maintenance	755
Salaries	950

1,602,775

Assignment of interest	(1,602,775)

Balance, end of period	—

On November 23, 1998, the Company granted Coral Gold Corp.(“Coral”) a company with

Directors in common, an option to earn 50% of the Company’s 50% interest in the Bralorne and Loco properties and in the Avino-Bralorne joint ventures. In order to earn its interest, Coral paid $500,000 on acquiring the option, paid $200,000 during the year ended January 31, 2000 and is required to make further payments of $200,000 per year until 2003, and $250,000 in 2004. The Company has not received the required payments. During the period Coral abandon the option.

On July 31, 2002 the Company agreed to transferred its interest in the project to Bralorne-Pioneer Gold Mines Ltd. a public company with Directors and management in common, in consideration of $1 and Bralorne assuming the full amount of the debenture principal and interest payable under the terms of the debentures. The transfer is subject to regulatory and shareholder approval.

4. Share Capital

a) Authorized 25,000,000 common shares without par value
b) Issued:
	2002		2001
	Number of shares	Amount	Number of shares	Amount

Balance, beginning of period	5,463,525	$12,931,787	4,577,686	$12,595,199
Issued during the period:
For cash	250,000	150,000
For debt			885,839	336,589
Balance, end of period	5,713,525	$13,081,787	5,463,525	$12,931,788

c)	During the period, 250,000 options were exercised at a price of $0.60 per share.

d) Stock based compensation

In the nine month period the Company granted 446,000 fixed share purchase options. The Company accounts for its grants under the fair value method. Under the fair value method, options granted to non-employees are charged against income at the time of granting while no compensation expense is recorded for options granted to employees when the exercise price of the Company’s employee stock awards is not less than the fair value of the options at the date of grant. During the period the Company charged compensation costs of $22,600 against income, which was the estimated fair value of share purchase options granted to non-employees. The Company granted 792,911 share purchase options to employees at $0.58 per share until October 23, 2007. The exercise price of all options granted to employees was not less than the fair value of the options at the date of the grant. The Company granted 50,000 share purchase options to non-employees exercisable at $0.58 per share until October 23, 2007.

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3%, dividend yield of 0%, volatility factor of 65%, and an expected life of 5 years. Had compensation cost for the stock based employee compensation been recorded, based upon the fair value of share options, additional compensation expense for the nine month period ended October 31, 2002 would have been $178,992. The pro forma loss per share, assuming this additional compensation expense, would be as follows:

4. Share Capital, continued

	October 31, 2002
	3 months	9 months

Loss for the period	242,427	331,483
Loss per share	$(0.04)	$(0.06)

Pro forma results may be materially different than actual results realized.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options, which are fully transferable and highly traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Outstanding share purchase options, which were issued prior to February 1, 2002, have neither been charged to income nor included in the calculation of pro forma loss, in accordance with Section 3870 of the CICA Handbook, which is to take effect prospectively.

5. Debentures Payable

On August 31, 1995, the Company together with Bralorne-Pioneer (collectively the “Issuers”) completed a joint offering of 2,000 Mortgage Bond units. Each unit consisted of one U.S. $1,000 face value debenture. The debentures bear interest at 7% payable annually, and by amendment the debentures mature and are due on October 25, 2002. The debentures are not redeemable prior to maturity date. The debentures were secured by a first charge over the Issuers’ interest in the Bralorne project. The debentures are joint and several obligations of the Issuers, with recourse against Avino Limited to Avino’s interest in the Bralorne project.

During the period, the Company transferred its interest in the Bralorne project and other assets of the related joint venture to Bralorne-Pioneer Gold mines Ltd, in a non-cash transaction. Consideration for the transfer was the assumption by Bralorne-Pioneer Gold Mines Ltd. of the Company’s 50% share of the secured, limited recourse debentures and accrued interest thereon. (See Note 4).

6. Related Party Transactions

Related party transactions not disclosed elsewhere in these statements are as follows:

a) During the period the company paid, or made provision for the future payment of the following amounts to related parties:

i) $13,422 to a private company with two common directors for administrative expenses

ii) $22,500 (2001-$22,500) to a private company controlled by a Director for consulting fees..

b) Due from related parties comprise $35,059 due from companies with common Directors for exploration expenses.

c) Due to related parties consist of

i) $252,690 due to a private company controlled by two directors as disclosed in 6.a)i) above;

ii) $44,183 due to a private company controlled by a Director;

iii) $52,500 due to a Director of the company.